Exhibit (a)(1)(xiv)

May 28, 2004

MERRILL LYNCH & CO.

BNP PARIBAS

TRANSMITTED BY EUROCLEAR FRANCE S.A.

SANOFI-SYNTHELABO

OFFER TO EXCHANGE AVENTIS ORDINARY SHARES

(INCLUDING AVENTIS ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES)
HELD BY U.S. HOLDERS OF AVENTIS

II. TECHNICAL NOTICE TO INTERMEDIARIES WITH RESPECT TO THE REVISED U.S. OFFER

II. TECHNICAL NOTICE TO INTERMEDIARIES WITH RESPECT TO THE REVISED U.S. OFFER

SANOFI-SYNTHELABO

OFFER TO EXCHANGE AVENTIS ORDINARY SHARES (INCLUDING AVENTIS ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES) HELD BY U.S. HOLDERS OF AVENTIS

Aventis ADSs cannot be tendered by means of the enclosed forms of acceptance. These instructions and transmittal materials shall be used only if your clients are residents in the U.S. and hold Aventis ordinary shares through a French financial intermediary, a German financial intermediary or through a U.S. custodian.

May 28, 2004

To French and German Financial Intermediaries and U.S. Custodians:

      On behalf of Sanofi-Synthelabo, a French société anonyme, we hereby inform French financial intermediaries, German financial intermediaries and U.S. custodians of Sanofi-Synthelabo’s revised offer to exchange (i) 0.8333 of a newly ordinary share, nominal value €2 per share, of Sanofi-Synthelabo and €20.00, in cash, without interest, for each tendered ordinary share of Aventis, a French société anonyme, nominal value €3.82 per share; and (ii) 1.6667 newly issued American depositary shares, or ADSs (each ADS representing one-half of one Sanofi-Synthelabo ordinary share), of Sanofi-Synthelabo and an amount in U.S. dollars equal to €20.00, in cash, without interest, for each tendered Aventis ADS (each Aventis ADS representing one Aventis ordinary share), in each case on the terms and subject to the conditions set forth in the prospectus, dated April 9, 2004 (the “prospectus”), as amended and supplemented by the prospectus supplement, dated May 27, 2004 (the “prospectus supplement”), and the related letter of transmittal and forms of acceptance (collectively, the “revised U.S. offer”).

      The revised U.S. offer is being made separately from (i) a revised French offer, which is open to holders of Aventis ordinary shares who are located in France and to holders of Aventis ordinary shares who are located outside of France, Germany and the United States, if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the revised French offer, and (ii) a revised German offer, which is open to holders of Aventis ordinary shares who are located in Germany. The revised U.S. offer, the revised French offer and the revised German offer are being made on substantially similar terms, and completion of the offers is subject to the same conditions. Terms used in this document to the extent not defined herein shall have the same meaning as in the prospectus supplement.

1.	Aventis Securities Targeted by the Revised U.S. Offer

      Sanofi-Synthelabo is offering to acquire all of Aventis’s issued and outstanding ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, and all Aventis ordinary shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding Aventis subscription stock options or the exercise of outstanding Aventis warrants (Bons de souscription d’actions, or BSAs).

2.	Terms of the Revised U.S. Offer

      For each Aventis ordinary share validly tendered and not withdrawn, the tendering holder will receive:

•	0.8333 of a Sanofi-Synthelabo ordinary share; and

•	€20.00 in cash, without interest.

      For each Aventis ADS (each Aventis ADS representing one Aventis ordinary share) validly tendered and not withdrawn, the tendering holder will receive:

•	1.6667 Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share); and

•	an amount in U.S. dollars equal to €20.00 in cash, without interest.

      The revised U.S. offer includes a mix and match election feature that allows holders of Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, to elect to receive, in lieu of the mix of consideration described above:

•	1.1739 newly issued Sanofi-Synthelabo ordinary shares in exchange for each Aventis ordinary share tendered; or 2.3478 newly issued Sanofi-Synthelabo ADSs in exchange for each Aventis ADS tendered; or

•	€68.93 in cash, without interest, in exchange for each ordinary share of Aventis tendered; or an amount in U.S. dollars equal to €68.93, in cash, without interest, in exchange for each Aventis ADS tendered.

Holders are not required to make any election or to make the same election for all of the Aventis ordinary shares or Aventis ADSs that they tender. However, the mix and match elections are subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis approves any dividend or interim dividend having a payment or ex-dividend date before the settlement of the offers), 71% of the Aventis ordinary shares (including Aventis ordinary shares underlying the Aventis ADSs) tendered in the revised U.S. offer and the concurrent revised French offer and revised German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 29% will be purchased for cash.

      If Aventis approves any dividend or any interim dividend having a payment or ex-dividend date in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, before the settlement of the offers, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS tendered will be reduced by an amount equal to the net value of the dividend paid per Aventis ordinary share in the manner described in the prospectus supplement under “The Revised U.S. Offer — Consideration Offered after Approval of Aventis Dividends”. In respect of any Sanofi-Synthelabo ordinary share, including any Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that holders receive in exchange for the Aventis ordinary shares or the Aventis ADSs that they tender in this revised exchange offer, such holders will be entitled to receive any annual dividend with respect to Sanofi-Synthelabo’s 2003 results that is declared on the Sanofi-Synthelabo ordinary shares and any other dividend that is paid after the settlement of this revised exchange offer.

      Holders of Aventis subscription stock options or warrants if any who wish to tender into the revised U.S. offer must first exercise their options or warrants and then tender the underlying Aventis ordinary shares on or prior to the expiration date of the revised U.S. offer according to the instructions given in the prospectus supplement.

      The U.S. offer began on April 12, 2004 and will end at 5:00 p.m., New York City time, on June 30, 2004, unless: (a) the French Autorité des marchés financiers (“AMF”) sets a later expiration date for the tender period of the revised French offer, (b) the AMF has not set an expiration date for the tender period of the revised French offer by June 30, 2004, (c) the AMF subsequently extends the tender period of the revised French offer, or (d) the offers are withdrawn prior to that time. Sanofi-Synthelabo intends that the revised U.S. offer, the revised French offer and the revised German offer will expire simultaneously. If the revised French offer period is extended, Sanofi-Synthelabo will issue a press release announcing a corresponding extension of the revised U.S. offer.

      The AMF may decide to extend the offer period under certain circumstances related to, among other things, the success of the offers or the initiation of a competing offer, in which case the revised U.S. offer period will be likewise extended. Your clients must tender their Aventis securities before the expiration of the revised U.S. offer to participate.

      Aventis securityholders who want to exchange or tender their Aventis securities according to the proposed terms must submit the enclosed forms of acceptance, signed by them.

3.	Fractional Shares

      No fractional Sanofi-Synthelabo ordinary shares will be issued in connection with the revised U.S. offer. In lieu of any fraction of a Sanofi-Synthelabo ordinary share that a holder would otherwise have been entitled to receive pursuant to the terms of the revised U.S. offer, such holder will receive an amount in cash equal to the product of that fraction and the average sale price per Sanofi-Synthelabo ordinary share, net of expenses, realized on Euronext Paris in the sale of all the aggregated fractional Sanofi-Synthelabo ordinary shares that would have otherwise been issued in the offers.

      No fractional Sanofi-Synthelabo ADSs will be issued in connection with the revised U.S. offer. In lieu of any fraction of a Sanofi-Synthelabo ADS that a holder would otherwise have been entitled to receive pursuant to the terms of the revised U.S.

offer, such holder will receive an amount in cash equal to the product of that fraction and the average sale price per Sanofi-Synthelabo ADS, net of expenses, realized on the New York Stock Exchange (the “NYSE”) in the sale by the U.S. ADS exchange agent of all the aggregated fractional Sanofi-Synthelabo ADSs that would have otherwise been issued in the offers.

      The sale of the aggregated fractional Sanofi-Synthelabo ordinary shares on Euronext Paris and the sale of the aggregated fractional Sanofi-Synthelabo ADSs on the NYSE will occur no later than six trading days following the settlement of the offers. Payments of cash in lieu of any fractional Sanofi-Synthelabo ordinary share or fractional Sanofi-Synthelabo ADS that a holder would otherwise have been entitled to receive pursuant to the terms of the revised U.S. offer will be paid to such holder as promptly as practicable.

      In no event will interest be paid on the cash to be received in lieu of any fraction of a Sanofi-Synthelabo ordinary share or any fraction of a Sanofi-Synthelabo ADS, regardless of any delay in making the payment.

4.	Conditions to the Received U.S. Offer

Minimum tender condition

      Sanofi-Synthelabo will not be obligated to purchase any tendered Aventis securities pursuant to the revised U.S. offer unless Aventis securities representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are validly tendered and not withdrawn in the revised U.S. offer, the revised French offer and the revised German offer, on a combined basis. This condition is referred to as the “minimum tender condition”.

      Sanofi-Synthelabo may waive the minimum tender condition at any time on or prior to the date that is five French trading days prior to the expiration date of the offers. Under French law and regulations, a waiver of the minimum tender condition is deemed an improved offer and may cause the AMF to extend the offer period and the AMF may also declare your tenders null and void. Unless we have waived the minimum tender condition, if the minimum tender condition is not satisfied the offers will lapse.

      Neither Sanofi-Synthelabo nor holders of Aventis securities will know whether the minimum tender condition has been satisfied until the results of the offers are published by the AMF following the expiration date of the offer.

     Share issuance condition

      In addition, Sanofi-Synthelabo’s obligation to complete the revised U.S. offer is subject to the condition that the issuance of additional Sanofi-Synthelabo ordinary shares to be issued on completion of the revised U.S. offer, the revised French offer and the revised German offer has been duly approved by the shareholders of Sanofi-Synthelabo at an extraordinary meeting of shareholders to be held for this purpose, among others, on June 23, 2004. This condition is referred to as the “share issuance condition”.

     Sanofi-Synthelabo’s grounds for withdrawing the offers

      In accordance with French law and regulations, Sanofi-Synthelabo reserves the right to withdraw the offers:

•	within five French trading days following the date of the publication by the AMF of the offer timetable for a competing offer for Aventis or an improved offer by a competing bidder; or

•	with the prior approval of the AMF if, prior to the publication by the AMF of the definitive results of the offers, Aventis adopts definitive measures that modify Aventis’s substance (“modifiant sa consistance”) or if the offers become irrelevant (“sans objet”) under French law.

      In addition, as mentioned above, if the minimum tender condition is not satisfied, the offers will lapse.

      Under French law, if, during the period of these offers, another offer for Aventis is approved by the AMF, tenders of Aventis securities will be declared null and void by the AMF. In addition, if an improved offer by a competing bidder is approved by the AMF, tenders of Aventis securities may also be declared null and void by the AMF. In each of these events, in order to tender your Aventis securities in the revised U.S. offer, if the revised U.S. offer remains outstanding, holders will be required to re-tender their Aventis securities.

5.	Centralization of the Orders

      You will notify Euronext Paris S.A. of the number of Aventis securities for which you received tender orders and deliver the corresponding securities to Euronext Paris S.A. according to the procedures described in the notice of Euronext Paris S.A. Model forms of acceptance to be used by holders of Aventis securities in accepting the revised U.S. offer and tendering Aventis securities are attached hereto.

6.	Results of the Offers

      The AMF is expected to publish the definitive results of the revised U.S. offer, the revised French offer and the revised German offer not more than nine French trading days following the expiration date of the offers. However, if the AMF determines that the minimum tender condition has been satisfied, the AMF will publish provisional results prior to its publication of definitive results.

7.     Right to Dividends

     Dividend of Sanofi-Synthelabo

      In respect of the Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that holders receive in exchange for their Aventis securities, such holders will be entitled to receive:

•	any annual dividend that is approved to be paid with respect to Sanofi-Synthelabo’s 2003 results, and

•	any other dividend that is paid after the settlement of the offers.

      For additional details, see the prospectus supplement under “The Revised U.S. Offer — Entitlement to Sanofi-Synthelabo Dividends”.

     Dividend of Aventis

      If Aventis approves any dividend or any interim dividend having a payment or ex-dividend date in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, before the settlement of the revised U.S. offer, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS tendered will be reduced by an amount equal to the net value of the dividend paid per Aventis ordinary share, in the manner described in the prospectus supplement under “The Revised U.S. Offer — Consideration Offered after Approval of Aventis Dividends”.

8.	Listing of Sanofi-Synthelabo Ordinary Shares and Sanofi-Synthelabo ADSs

      Sanofi-Synthelabo ordinary shares are currently listed and admitted to trade on Euronext Paris. Sanofi-Synthelabo ADSs are currently listed and admitted to trade on the New York Stock Exchange (the “NYSE”). Sanofi-Synthelabo has applied for the supplemental listing of the Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs to be issued in the offers on Euronext Paris and on the NYSE, as applicable.

9.	Tax Regime Governing the U.S. Offer

      Please refer to the “Material French Tax and U.S. Federal Income Tax Consequences” section in the prospectus for a discussion of the tax implications of the U.S. offer.

10.	Remuneration of the Financial Intermediaries

      Sanofi-Synthelabo will pay the brokerage fees, if any, and related value added taxes incurred by holders of Aventis securities tendering into the revised U.S. offer, up to a limit of 0.3% of the value of each Aventis security tendered, and subject to a maximum amount of €45 per account, including all taxes. Holders of Aventis securities will not be reimbursed for any brokerage fees in any event that the revised U.S. offer is withdrawn or is not completed. Financial intermediaries will be paid a fee, net of tax, of €0.20 per Aventis ordinary share, with a maximum fee of €45 per account and a minimum fee of €8 per account. This fee will not be paid in the event that the revised U.S. offer is withdrawn or is not completed and will not be paid in any event with respect to tendered Aventis securities owned by such financial intermediaries. Any demands for the foregoing fees must be made in writing on or prior to the date that is five days following the expiration date.

      Your prompt action is requested. We urge you to contact your clients as promptly as possible. The revised U.S. offer and withdrawal rights will expire at 5:00 p.m., New York City time, on June 30, 2004, unless extended or withdrawn prior to that time. You should forward a copy of the prospectus supplement (and if they have not already received it, the prospectus) to your U.S. clients.

      Any inquiries that you have with respect to the revised U.S. offer should be addressed to MacKenzie Partners, Inc., the information agent, at 105 Madison Avenue, New York, New York 10016, (212) 929-5500. You may request copies of the prospectus and prospectus supplement from the information agent.

Very truly yours,

MERRILL LYNCH & CO.
BNP PARIBAS